Exhibit 99.1

Santiago, March 11, 2016
GG/051/2016

Mr. Carlos Pavez Tolosa
Superintendent
Superintency of Secutiries and Insurance
Present

REF.: MATERIAL EVENT NOTICE

For your information,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets and Chapter 18-10 of the compilations of norms of the Superintendency of Banks and Financial Institutions (“SBIF”), we notify you of the following material event:

1.  In the Ordinary Shareholders’ Meeting held today, March 11, 2016, the board of directors of CorpBanca was renewed in its entirety. Consequently, the nine persons listed below were elected as holders of the office of director in addition to the appointment of two directors as alternates, as provided in CorpBanca’s by-laws:

Jorge Andrés Saieh Guzmán,
Fernando Aguad Dagach,
Jorge Selume Zaror,
Francisco Mobarec Asfura,
Ana Holuigue Barros,
Julio Barriga Silva,
Gustavo Arriagada Morales,
Hugo Verdegaal, and
José Luis Mardones Santander.

Messrs. Arriagada, Verdegaal and Santander were elected as independent directors.

Alternate Directors:
María Catalina Saieh Guzmán, and
Alvaro Barriga Oliva.

2.  In CorpBanca’s board of directors’ meeting, which was also held today, March, 11, it was agreed to:

a)  Appoint the persons listed below, as Chairman, First Vice Chairman and Second Vice Chairman of the board, respectively:

Chairman:	Jorge Andrés Saieh Guzmán
First Vice Chairman:	Fernando Aguad Dagach
Second Vice Chairman:	Jorge Selume Zaror

b) Acknowledge that Mr. Fernando Massú Taré’s tenure as CorpBanca’s Chief Executive Officer will terminate on March 28, 2016.

Sincerely,

Jorge Andrés Saieh Guzmán
Chairman